UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex and DuPont Form Strategic Alliance for
Thermal Halftone Proofing

PRINT '01 CHICAGO, IL (September 10, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), and DuPont have established a worldwide strategic alliance to promote and enhance thermal halftone proofing systems based on DuPont WaterProof® Thermal Halftone proofing media for CreoScitex CTP proofing systems. This relationship enables two industry-leading companies, CreoScitex and DuPont, to offer a complete solution to customers, including both consumables and either a Proofsetter Spectrum™ digital halftone proofing device or a Spectrum digital halftone proofing option for CreoScitex CTP devices.

DuPont WaterProof® Thermal Halftone proofing media is the next generation in the WaterProof® product line. WaterProof® Thermal Halftone proofing media provides extremely accurate print prediction, an excellent match to analog WaterProof®, the flexibility to proof to both sides of a wide range of printing stocks, and unlimited spot color capability. "Customers will benefit in that we are making the procurement process more efficient by combining equipment and media in a single package," explains Eyal Shpilberg, CreoScitex Corporate Vice President, Imaging and Media.

DuPont and CreoScitex are committed to developing and providing complete thermal halftone proofing solutions for customers around the world, covering a wide range of market segments that include commercial printing, packaging, and publications.

The DuPont WaterProof® Thermal Halftone System is matched in hue, density and overall appearance to analog WaterProof®; the industry standard for print prediction. It is also fully compatible with existing Large Format WaterProof® equipment. "Color Accuracy is at the heart of what we deliver to customers and the DuPont WaterProof® Thermal Halftone System is a great example of this," said Brian Eyre, World Wide Thermal Imaging Business Manager, DuPont Imaging Technologies. "We have worked hard to integrate into the CreoScitex workflow all the elements of the DuPont WaterProof® that customers value the most. This alliance enables both companies to focus on delivering advanced technology solutions for customers now and in the future."

Under the agreement, CreoScitex will promote DuPont thermal halftone proofing media. At the same time, CreoScitex customers will continue to benefit from a choice of qualified thermal halftone proofing media for use on existing and new devices. "We believe it is important to give our customers the freedom to use the media they choose," says Eyal Shpilberg, "and we will continue to support customers who use any qualified proofing media." DuPont will also maintain an open philosophy, supporting customers who choose to use WaterProof® Thermal Media on thermal imaging devices other than those produced by CreoScitex.

Cooperation with different media vendors allows CreoScitex to qualify offset plates, flexo plates, films, imposition proofing materials, and digital halftone proofing materials. CreoScitex is committed to qualifying any new or improved media that meet a strict set of quality standards. The qualification process ensures that printers optimize the performance of their CreoScitex thermal imaging devices.

See CreoScitex in booth 5710 and DuPont in booth 5130 at Print '01, the largest graphic arts industry event held this year.

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About DuPont Imaging Technologies

Based in Wilmington, Delaware, DuPont Imaging Technologies is the world's largest supplier of proofing products, offering the widest variety and most precise digital, analog and imposition proofing systems available for use throughout the workflow. For over 25 years, DuPont Imaging Technologies has also been the world's largest supplier of Photopolymer Printing Plates for Flexo, including the revolutionary Cyrel® FAST totally dry platemaking system.

For more information about DuPont Imaging Technologies, please visit www.dupont.com/proofing or www.cyrel.dupont.com.

DuPont is a science company, delivering science-based solutions that make a difference in people's lives in food and nutrition; health care; apparel; home and construction; electronics; and transportation. Founded in 1802, the company operates in 70 countries and has 94,000 employees.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:
CreoScitex (Headquarters) Rochelle van Halm Tel: +1-604-451-2700 Fax: +1-604-437-9891 Email: rochell_van_halm@creoscitex.com	CreoScitex (America) Holly Hokrein Tel: +1-781-280-7331 Fax: +1-781-275-3430 Email: holly_hokrein@creoscitex.com
DuPont Ken Lowden Tel: +1-302-992-4738 Fax: +1-302-892-0882 Email: kenneth.w.lowden@usa.dupont.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary

Date: September 11, 2001